UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4	Latibex: XBBDC	NYSE: BBD

Monday, 10/27/2003	Disclosure of Results 09/30/2003

	2003			2002

In R$ Millions	2Q	3Q	9M	2Q	3Q	9M

Net Income	520	564	1,591	479	420	1,325
Earnings per 1000 shares	0.33	0.36	1.00	0.33	0.29	0.93
Net BV per 1000 shares	7.90	8.18	8.18	7.04	7.35	7.35

ROAE	18.8	19.0	18.2	20.6	17.3	18.0
ROAA	1.4	1.4	1.4	1.6	1.3	1.4

Financial Margin	2,617	3,161	9,145	2,337	3,830	8,532
Commissions and Fees	1,080	1,179	3,272	926	934	2,721
Personnel and Administrative Expenses	2,301	2,539	6,993	2,007	2,207	5,945

Total Assets	154,489	164,363	164,363	124,702	140,151	140,151
Credit Portfolio	53,048	52,776	52,776	52,576	53,599	53,599
Deposits	56,822	58,346	58,346	50,848	55,871	55,871
Subordinated Debts	3,338	3,482	3,482	1,990	2,386	2,386
Technical Reserves	22,732	24,461	24,461	15,212	16,600	16,600
Stockholders’ Equity	12,522	12,967	12,967	10,119	10,500	10,500

In %
Adjusted Financial Margin	8.1	8.2	8.6	8.2	7.2	7.8
Efficiency Ratio (*)	54.9	55.9	55.9	54.3	54.6	54.6
Expanded Combined Index	99.5	95.1	96.2	92.2	94.7	92.9
BIS Ratio
(Total Consolidated)	14.5	15.9	15.9	13.0	13.7	13.7
Fixed Asset Ratio
(Financial Consolidated)	43.9	44.3	44.3	56.1	52.9	52.9
(*)	Accumulated 12 months

Income Statement

	2003			2002

In R$ Millions	3Q	2Q	%	3Q	2Q	%

INTEREST FROM LENDING AND TRADING ACITIVITIES	7,915	5,098	55.3	15,811	8,521	85.6
Credit Operations	3,508	2,687	30.6	7,344	4,427	65.9
Leasing Operations	86	66	30.3	127	116	9.5
Securities	2,312	995	132.4	6,320	3,276	92.9
Financial Income on insurance, private pension plans and savings bonds	1,335	1,172	13.9	771	471	63.7
Derivative financial instruments	33	(360)	(109.2)	(1,586)	(1,120)	41.6
Foreign exchange transactions	275	168	63.7	2,707	1,271	113.0
Compulsory deposits	366	370	(1.1)	128	80	60.0

INTEREST EXPENSES	5,357	3,068	74.6	12,877	6,895	86.8
Security Repurchase Agreements	3,434	1,826	88.1	6,049	3,430	76.4
Price-level restatement and
interest on technical reserves for
insurance, private pension plans
and savings bonds	761	756	0.7	519	461	12.6
Borrowings and onlendings	556	(104)	(634.6)	5,410	2,290	136.2
Leasing operations	3	3	-	3	3	-
FINANCIAL MARGIN	3,161	2,617	20.8	3,830	2,337	63.9
Provision for loan losses	603	587	2.7	896	711	26.0

INCOME FROM FINANCIAL
INTERMEDIATION	2,558	2,030	26.0	2,934	1,626	80.4

	2003			2002

In R$ Millions	3Q	2Q	%	3Q	2Q	%

OTHER OPERATING INCOME (EXPENSES)	(1,891)	(1,171)	61.5	(2,439)	(1,088)	124.2
Commission and fees	1,179	1,080	9.2	934	926	0.9
Retained insurance premiums, private
pension plans and savings bonds	3,119	2,909	7.2	2,679	2,263	18.4
Change in technical reserves for
insurance, private pension plans
and savings bonds	(895)	(737)	21.4	(873)	(171)	410.5
Claims – insurance operations	(1,111)	(1,098)	1.2	(920)	(897)	2.6
Savings bonds redemptions	(252)	(254)	(0.8)	(180)	(190)	(5.3)
Insurance and pension plan
selling expenses	(191)	(182)	4.9	(167)	(161)	3.7
Expenses with pension plan benefits and
redemptions	(757)	(599)	26.4	(420)	(411)	2.2
Personnel expenses	(1,306)	(1,148)	13.8	(1,144)	(996)	14.9
Other administrative expenses	(1,233)	(1,153)	6.9	(1,063)	(1,011)	5.1
Tax expenses	(254)	(238)	6.7	(186)	(200)	(7.0)
Equity in the earnings of
subsidiary and associated companies	7	(28)	(125.0)	9	21	(57.1)
Other Operating Income	401	836	(52.0)	732	386	89.6
Other Operating Expenses	(598)	(559)	7.0	(1,840)	(647)	184.4

OPERATING INCOME	667	859	(22.4)	495	538	(8.0)
NON-OPERATING INCOME	10	(96)	(100.4)	141	20	605.0
INCOME BEFORE TAXES AND PROFIT SHARING	677	763	(11.3)	636	558	14.0
PROVISION FOR INCOME TAX
AND SOCIAL CONTRIBUTION	(112)	(243)	(53.9)	(231)	(68)	239.7
MINORITY INTEREST IN SUBSIDIARIES	(1)	(1)	-	15	(11)	(236.4)
NET INCOME	564	519	8.7	420	479	(12.3)

INTEREST ATTRIBUTED TO OWN CAPITAL	366	343	6.7	-	82	(100.0)
Millions of Shares Outstanding	1,585,879	1,585,879	-	1,428,352	1,437,151	(0.6)
Net Income per 1000 shares	0.36	0.33	9.1	0.29	0.33	(12.1)

       Banco Bradesco reported net income of R$ 1.6 billion for the first nine-months of 2003 (equivalent to earnings per 1000 shares of R$ 1.00) compared to net income of R$ 1.3 billion in the same period of 2002, or, an increase of 20.1%. Net income growth in 2003 has been steady and consistent, increasing from R$ 508 million in the first quarter, to R$ 519 million in the second quarter and reaching R$ 564 million in the third quarter of this year.

       As part of our strategy to add value to stockholders, we paid (or provisioned) R$ 999.7 million this year in interest on own capital, R$ 366.4 million in this quarter alone (of which R$ 297 million was provisioned).

Loans

       In the third quarter, credit demand remained weak, however, we see the start of growth perspectives in our portfolio in the fourth quarter of this year.

       The portfolio experienced a minor reduction this quarter of nearly 0.5%, due to a reduction in demand for credit by SMEs. Partially offset by an increase in loans to individual consumers of around R$ 334 million. Large Corporate demand remained relatively stable with no significant changes.

       We did not observe relevant changes in the delinquency ratios, remaining consistent to the levels registered in the previous quarter. We also highlight that credit operations rated from AA to C represented 90.4% of our credit portfolio in comparison to 90.1% the previous quarter.

Revenues

       Financial margin rose 20.8% this quarter amounting to R$ 3.2 billion, compared to the previous quarter of R$ 2.6 billion. This jump was due to the impact of an increase in the volume of securities and the decrease in the compulsory demand deposit rate that accompanied the three reductions in the Selic Rate (on July 23, to 24.5% per year; on August 20, to 22.0% per year; and on September 17, to 20.0% per year).

       Commissions and fees also registered a sound performance, showing an increase of 9,2% this quarter, from R$ 1.08 billion to R$ 1.18 billion. In addition, we highlight asset management fees increasing by R$ 28 million this quarter, service fees by R$ 15 million and card fees by R$ 9 million. Bradesco Asset Management increased its managed assets by R$ 7.3 billion from June to September. Our client base also grew by 605,000 account holders, and 300,000 credit cards were issued during this period.

Expenses

       The growth in personnel and administrative expenses was generated by increases related to the acquisition of BBV Banco. These related expenses impacted the entire three months of the third quarter in comparison to only one month of the second quarter. The collective labor agreement, signed in October, increased personnel expenses by R$ 171 million (including a one-time salary bonus of R$ 98 million).

       The increase in social contribution (Cofins) of 4% (instead of 3% originally) this quarter impacted tax expenses by R$12 million.

Funding

       Total deposits grew by more than R$ 1.5 billion this quarter, in particular, time deposits abroad.

       Third party asset management totaled R$ 90.6 billion reflecting the increase in Mutual Fund investments, and more specifically, in Fixed Income products and Multi-Market products. We started to manage “HiperFundo”, a fund that was created by BBV Banco and that adds significant value to BRAM. A daily drawing takes place offering fund holders the opportunity to win an automobile. Since its launching within the network of Bradesco on August 11, it has captured around R$ 300 million adding more than 40 thousand investors, at the end of September.

Insurance, Private Pension Plans and Savings Bonds

       Bradesco Seguros’ net income grew from R$ 94 million in the second quarter to R$ 192 million in the third quarter, impacting its expanded combined ratio. Technical reserves increased by more than R$ 1.7 billion during this same period. This volume is greater than the growth of retained premiums of 7.2%, demonstrating our management’s conservative approach. We also stress that our market share of technical reserves for insurance, private pension plans and savings bonds surpassed 40%.

       Premiums grew in health, automobile, P&C and life, due to the increase in the number of policyholders. Bradesco Saúde –Bradesco Health continues to focus its sales efforts on corporate plans. In car insurance there was a pricing recomposition in the whole marketplace leading to an increase in the number of automobiles insured by our company. Additionally, Bradesco Life and Pension plans grew its client base by more than 16 thousand people in the period with a solid 11.7% increase in contributions, particularly in “VGBL” and “PGBL” products.

Information for our Conference Calls:

Portuguese	English
Monday, October 27, 2003 16h30 (São Paulo Time) 13h30 (US Eastern Time) Brazil: (0xx11) 3216-1490 International: (+5511) 3216-1490	Monday, October 27, 2003 2:30 pm (São Paulo Time) 11:30 am (US Eastern Time) USA: (+1 973) 582-2757 International: (+1 973) 582-2757

Conference ID: Bradesco

Market Indicators:

	2003			2002

In %	2Q	3Q	9M	2Q	3Q	9M

USD Commercial	-14.35	1.79	-17.26	22.41	36.93	67.85
CPI	1.43	1.32	8.05	1.43	2.58	5.60
GDP	5.78	5.61	18.06	4.28	4.42	13.45
Final Selic Rate	26.00	20.00	20.00	18.50	18.50	18.00

USD Commercial
in Reais Final Rate	2.87	2.92	2.92	2.84	3.89	3.89

Macro-Economic Scenario:

In %	2003	2004	2005	2006

CPI	9.8	6.0	5.0	4.5
Final Selic Rate	18.0	14.5	13.0	12.0
GDP	0.7	3.6	4.0	4.5

USD Commercial
Final Rate in Reais	2.98	3.16	3.38	3.55

The information contained in this document may include future considerations that reflect the current perception and perspectives of Banco Bradesco’s Board of Executive Officers on developments in the macroeconomic environment, sector conditions, interest rates, performance and the Bank’s financial results. Any statements, expectations, capacities, plans and conjectures contained in this document and which do not describe historical facts, such as information regarding the declaration of the payment of dividends, the future direction of operations, implementation of significant operating and financial strategies, the investment program, factors or trends which affect the financial condition, liquidity or results of operations, are future considerations of significance provided for in the “U.S. Private Securities Litigation Reform Act” of 1995 and contemplate various risks and uncertainties. There is no guarantee that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operating factors. Actual results could be materially different from Bradesco’s present expectations in the event of any changes to such expectations and factors.

Investor Relations Area

Jean Philippe Leroy – 55-11-3684.9229
Bernardo Garcia – 55-11-3684.9302

www.bradesco.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.